JPMorgan Trust II

270 Park Avenue

New York, New York 10017

VIA EDGAR

August 11, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust II—File No. 811-4236 – Post-Effective Amendment No. 251

Dear Ms. White:

This letter is in response to the comments you provided in response to the August 10, 2017 correspondence (the “Correspondence”) filed by JPMorgan Trust II (the “Trust”) for Class R3 and Class R4 Shares of the JPMorgan High Yield Fund (the “Fund”). Our responses to your comments are set forth below. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

1.	Comment: To the extent that the Fund invests in bank loans, please disclose that such loans may take more than seven days to settle. Please also include disclosure in the prospectus as to how the Fund satisfies short-term liquidity needs.

Response: As indicated in the Correspondence, the purpose of the Fund’s registration statement is to register new share classes of the Fund. While the Trust believes that its current disclosure highlights the risks associated with Loans including settlement risk and liquidity risk and that it is not necessary to add a specific reference to seven days, the Trust currently intends to add disclosure that certain Loans may take more than seven days to settle in its next annual update for the Fund on or around July 1, 2018 in response to the Staff’s comments.

Please note that the Prospectus already includes disclosure concerning satisfying short-term liquidity needs under “Additional Information Regarding Redemptions.” The current disclosure provides as follows:

Generally, all redemptions will be for cash. The J.P. Morgan Funds typically expect to satisfy redemption requests by selling portfolio assets or by using holdings of cash or cash equivalents. On a less regular basis, the Funds may also satisfy redemption requests by borrowing from another Fund, by drawing on a line of credit from a bank, or using other short-term borrowings from its custodian. These methods may be used during both normal and stressed market conditions. In addition to paying redemption proceeds in cash, if you redeem shares worth $250,000 or more, the Fund reserves the right to pay part or all of your redemption proceeds in readily marketable securities instead of cash.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213 4042.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary